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                                   EXHIBIT 21

                             LISTING OF SUBSIDIARIES



            Vartech, a corporation formed pursuant to the state laws of Illinois and a wholly owned subsidiary of ECCS, Inc.

            Media Software & Systems, Inc., a corporation formed pursuant to the state laws of Illinois and a wholly owned subsidiary of ECCS, Inc.

            Synchronix, Inc., a corporation formed pursuant to the state laws of New Jersey and a wholly owned subsidiary of ECCS, Inc.

            ECCS Venture Corporation, a corporation formed pursuant to the state laws of New Jersey and a wholly owned subsidiary of ECCS, Inc.

            ECCS de Venezuela, CA., a corporation formed pursuant to the laws of Venezuela and a wholly owned subsidiary of ECCS, Inc.

            ECCS Foreign Sales Corporation, a corporation formed pursuant to the laws of Barbados and a wholly owned subsidiary of ECCS, Inc.